GOAMERICA, INC. ANNOUNCES STOCK BUY BACK

HACKENSACK, N.J.--(BUSINESS WIRE)--September 17, 2001--GoAmerica, Inc. (Nasdaq:GOAM), a leading nationwide wireless data solutions provider, today announced that its board of directors has authorized the potential repurchase of up to $1.0 million of the company's common stock from time-to-time on the open market or in privately negotiated transactions during the next five (5) business days.

The timing and amount of any shares repurchased will be determined by the company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at anytime. Any repurchased shares will be held in treasury.

The repurchase program will be funded using the company's working capital. As of June 30, 2001, the company had cash, cash equivalents and marketable securities of approximately $69.5 million.

GoAmerica had approximately 53,531,490 shares of common stock outstanding as of September 10, 2001.

About GoAmerica

GoAmerica, Inc. is a nationwide wireless data and Internet service provider based in Hackensack, NJ. GoAmerica enables its individual and business subscribers to access remotely corporate databases and intranets, e-mail and the Internet by delivering its proprietary technology through a wide variety of mobile computing and wireless network devices. Through its Wireless Internet Connectivity Center, GoAmerica offers its subscribers comprehensive and flexible mobile data solutions for wireless Internet access by providing wireless network services, mobile devices, and subscriber service support. For more information, call 888-462-4600 or visit www.goamerica.net.

This news release contains certain forward-looking statements intending to qualify for the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding GoAmerica's intention to repurchase shares of its common stock from time to time under the share repurchase plan, the intended use of any repurchased shares and the source of funding such repurchase. Investors are cautioned that such forward-looking statements involve risks and uncertainties, which may affect GoAmerica's business, prospects and results of operations.

GoAmerica's business is subject to a number of significant risks, including, but not limited to, risks relating to GoAmerica's ability to increase and maintain its subscriber base, uncertainties relating to the future demand for services in the emerging wireless data services market and GoAmerica's ability to successfully grow its infrastructure, manage expanded operations, integrate acquired businesses, increase or maintain profitability, gross margin, liquidity, and capital resources, increase enterprise sales, leverage its strategic alliances to generate revenue and offer new services. Such risks and others are more fully set forth in GoAmerica's filings

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with  the  Securities  and Exchange  Commission.  "GoAmerica"  is a trademark of
GoAmerica, Inc. Other names may be trademarks of their respective owners.